EXHIBIT 12-B
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                       Ford Motor Company and Subsidiaries

 CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
 ----------------------------------------------------------------------------------------

                                  (in millions)


                                                        Nine
                                                      Months                    For the Years Ended December 31
                                                     --------------- ------------------------------------------------------------
                                                        2000         1999         1998         1997         1996         1995
Earnings
--------
  Income before income taxes                          $ 6,635      $ 9,854      $24,280      $10,124      $ 6,189       $ 6,335
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                          94          (12)        87          141             75           205
  Adjusted fixed charges a/                             8,274        9,381        9,161       10,896       10,785        10,520
                                                      -------      -------      -------      -------      -------       -------
    Earnings                                          $15,003      $19,223      $33,528      $21,161      $17,049       $17,060
                                                      =======      =======      =======      =======      =======       =======
Combined Fixed Charges and
 Preferred Stock Dividends
 -------------------------
  Interest expense b/                                 $ 8,014      $ 9,065      $ 8,881      $10,559      $10,450       $10,088
  Interest portion of rental expense c/                   215          258          228          297          292           365
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/               41           55           55           55           55           204
                                                      -------      -------      -------      -------      -------       -------
    Fixed charges                                       8,270        9,378        9,164       10,911       10,797        10,657
Ford preferred stock dividend requirements e/              16           22          121           85          100           472
                                                      -------      -------      -------      -------      -------       -------
  Total combined fixed charges
   and preferred stock dividends                      $ 8,286      $ 9,400      $ 9,285      $10,996      $10,897       $11,129
                                                      =======      =======      =======      =======      =======       =======
Ratios
------
  Ratio of earnings to fixed charges                      1.8          2.0          3.7 f/      1.9           1.6           1.6

  Ratio of earnings to combined fixed
   charges and preferred stock dividends                  1.8          2.0          3.6 f/      1.9           1.6           1.5


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Visteon is excluded from all amounts.

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     a/   Fixed  charges,  as shown  above,  adjusted  to exclude  the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
     b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
     c/   One-third of all rental expense is deemed to be interest.
     d/ Preferred stock dividend requirements of Ford Holdings, Inc. (1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in Fourth Quarter 1995, includes
          requirements  related  to  Company-obligated   mandatorily  redeemable
          preferred securities of a subsidiary trust.
     e/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
     f/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 1.9.

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